Exhibit 99.1

MingZhu Logistics Receives Notification of Deficiency from

Nasdaq Related to Delayed Filing of Annual Report on Form 20-F

SHENZHEN, May 19, 2021 – MingZhu Logistics Holdings Limited ("MingZhu" or the "Company") (NASDAQ: YGMZ), an elite provider of logistics and transportation services to businesses, today announced today announced it has received a notice of non-compliance from Nasdaq stating that, as a result of not having timely filed its annual report on Form 20-F for the year ended December 31, 2020, MingZhu is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of periodic financial reports with the Securities and Exchange Commission. This notice has no immediate effect on the listing or trading of Mingzhu’s shares on the Nasdaq.

Under Nasdaq’s listing rules, the Company has 60 calendar days from the date of the notice to submit a plan to regain compliance. If the plan is accepted by Nasdaq, the Company can be granted up to 180 calendar days from the Form 20-F’s due date, or until November 15, 2021, to regain compliance.

MingZhu expects to file its Form 20-F or submit a plan to regain compliance within the timeline prescribed by Nasdaq.

In the Company’s May 17, 2021 press release, it noted that, “In light of the change in its auditor, the Company will not be filing its Form 20-F by its require filing date of May 17, 2021. The Company expects to complete preparation of its financial statements and review them with the new auditors shortly and will complete its Form 20-F filing as soon as is practical.”

About MingZhu Logistics Holdings Limited (NASDAQ: YGMZ)

Founded in 2002, NASDAQ listed, Shenzhen, China based, MingZhu is 4A-grade trucking services provider, offering both network density and broad geographic coverage to meet customers' diverse transportation needs. The Company operates two regional terminals in Guangdong Province and Xinjiang Autonomous Region, respectively, with both self-own fleets of tractors and trailers and subcontractors' fleets. More information about MingZhu can be found at: www.szygmz.com/en/

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may, "will, "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the trucking services market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

At the Company: Mr. Jingwei Zhang Email: company@szygmz.com Phone: (+86) 186-5937-1270	Investor Relations: David Pasquale Global IR Partners New York Office Phone: +1-914-337-8801 YGMZ@globalirpartners.com